Mail Stop 4561

      							April 20, 2006

Via U.S. Mail and Fax (202) 315-3458
Mr. Timothy Carnahan
President and Chief Executive Officer
CYIOS Corporation
Ronald Reagan Building
1300 Pennsylvania Ave., NW
Washington, D.C. 20004

	RE:	Worldteq Group International, Inc.
      Form 10-KSB for the fiscal year ended December 31, 2004
		Filed May 20, 2005
      Form 10-KSB/A for the fiscal year ended December 31, 2004
      Filed June 3, 2005
		Form 10-QSB for the quarterly period ended March 31,
2005
		File No. 0-27243

Dear Mr. Carnahan:

      We have reviewed your response letter and amended Forms 10-
KSB
and 10-QSB, filed on April 13, 2006.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

							Sincerely,



							Daniel L. Gordon
							Branch Chief



Mr. Timothy Carnahan
CYIOS Corporation
April 20, 2006
Page 1